UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File No. 1-10466
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The St. Joe Company 401(k) Plan
Jacksonville, Florida
     We have audited the accompanying statements of net assets available for benefits of The St. Joe Company 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Vestal & Wiler

Certified Public Accountants
June 29, 2007

THE ST. JOE COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS

Cash and cash equivalents	$602	$1,187

Investments, at fair value (Note 3):
Collective trust funds	15,660,302	13,342,949
Mutual funds	17,551,414	14,305,415
Common stock	3,352,107	4,529,402
Self-directed brokerage accounts	874,805	772,463
Participant loans	333,705	354,836

Total investments	37,772,333	33,305,065

Receivables:
Employee contributions	7,276	115,542
Employer contributions	2,506	48,674

Total receivables	9,782	164,216

Accrued interest	9,059	8,116

TOTAL ASSETS	37,791,776	33,478,584

LIABILITIES — excess contributions payable	—	306,580

Net assets available for benefits at fair value	37,791,776	33,172,004

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	154,387	116,380

Net assets available for benefits	$37,946,163	$33,288,384

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$2,149,784	$1,542,042
Employer contributions	1,641,790	2,126,007
Employee contributions	4,672,803	5,934,092
Net appreciation in fair value of investments (Note 3)	366,067	232,396

TOTAL ADDITIONS	8,830,444	9,834,537

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,162,465	5,092,391
Administrative expenses	10,200	10,100
Transfers out of plan	—	16,200,312

TOTAL DEDUCTIONS	4,172,665	21,302,803

NET INCREASE (DECREASE)	4,657,779	(11,468,266)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	33,288,384	44,756,650

NET ASSETS AVAILABLE FOR BENEFITS

End of year	$37,946,163	$33,288,384

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 DESCRIPTION OF PLAN
The following description of The St. Joe Company 401(k) Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General - The St. Joe Company 401(k) Plan (the Plan) is a profit sharing plan and trust established in January 1989 in recognition of the employees’ contribution to The St. Joe Company’s (the Company and Plan Administrator) successful operation. The Plan is for the exclusive benefit of the Company’s employees. Once employees meet minimum age and service requirements they become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Amendment - Effective January 1, 2005, the Plan was amended to require the Company to contribute three percent (3%) of newly eligible employee’s compensation to the Plan as a salary deferral unless the Employee elects otherwise.
Contributions and Vesting - The Plan is contributory and participants can elect to contribute a percentage of their annual eligible compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For participants electing to contribute, the Company also contributes 50% of the amount contributed annually by each employee up to a maximum match of 3% of the employee’s eligible annual compensation, as defined in the Plan. Contributions are subject to certain limitations as prescribed by law.
Contributions received from participants for 2005 are net of payments of $306,580 made in March 2006 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. That amount is also included in the plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2005.
Company and employee contributions are 100% vested upon contribution.
Allocation of Contributions and Earnings - Individual accounts are established for each participant and are updated for amounts equal to their elective contributions plus the Company’s matching contribution. Earnings or losses are allocated in the same proportion that each participant’s account in a fund bears to the total of all participants’ accounts in that fund.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 DESCRIPTION OF PLAN — Continued
Distributions — Upon reaching age 59 1/2, retirement, permanent disability, termination, or death, benefits can be received in a lump sum payment. Alternatively, based on the employees’ election, the Plan can establish a monthly payment schedule to distribute the benefits to an employee over a period of time. Hardship withdrawals are available if the participant meets certain criteria. Benefits are recorded when paid.
Investments - All of the Plan’s assets are held and invested by Merrill Lynch Trust Company (Merrill Lynch and the Trustee) based on the participants’ elections. At December 31, 2006 and 2005, these alternative investment options included Merrill Lynch’s Equity Index Trust and Retirement Preservation Trust, Davis New York Venture Fund Class A, PIMCO Total Return Fund Class A, BlackRock Aurora Portfolio A (formally known as State Street Research Aurora Fund), Dreyfus Premier International Fund Class A, Aston/Montag & Caldwell Growth Fund (formally known as ABN/AMRO Growth Fund), PIMCO High Yield Fund Class A, common stock of The St. Joe Company, and a self-directed brokerage option.
Loans - The Plan Administrator may authorize the Trustee to make a loan to any participant provided that the loans outstanding to such participant does not exceed the lesser of $50,000 or one-half of the participant’s account. Loans are amortized on a substantially level basis over a period no longer than the lesser of five years or the date when distribution of the participant’s plan benefit may commence. Loans bear interest at the prime rate plus 1%.
Plan Termination - The Company has established the Plan with the intent to maintain it indefinitely, but does retain the right, at any time, to discontinue contributions and terminate the Plan.
Upon termination of the Plan, any unallocated amounts shall be allocated to the accounts of all participants. Upon such termination, the trustee may direct the Plan Administrator to either distribute the full amount of benefits credited to each participant’s account or continue the trust and distribute the benefits in such manner as though the Plan had not been terminated.
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation - The Plan’s financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition - All of the assets and investments of the Plan are participant directed.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
Investments in collective trust funds, mutual funds and common stock are valued at fair value, as measured by quoted market prices, as of the last day of the plan’s year. The Merrill Lynch Retirement Preservation Trust consists primarily of fully benefit-responsive investment contracts. In determining the net assets available for benefits, the Merrill Lynch Retirement Preservation Trust includes an adjustment from fair value to contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. Participant loans are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recognized on the accrual basis.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4 -1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The presentation and disclosure requirements are effective for financial statements for plan years ending after December 15, 2006. As required by the FSP, the Statements of Net Assets Available for Benefits present an adjustment from fair value to contract value for fully benefit-responsive investment contracts.
The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the Statement of Net Assets Available for Benefits as of December 31, 2005 to show the adjustment from fair value to contract value as fully benefit-responsive investment contracts have been historically presented at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
NOTE 3 INVESTMENTS
On September 7, 2005, the Company sold its commercial real estate services unit, Advantis. As a result of the sale, approximately $16.2 million of related plan assets were transferred out of the Plan.
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Collective Trust Funds	$1,069,843	$298,158
Mutual Funds	199,456	(109,658)
Common Stock	(903,232)	43,896

	$366,067	$232,396

As of December 31, 2006, the following investments represented more than 5% of Plan net assets:

		Fair
Investments	Units	Value
Merrill Lynch Equity Index Trust	71,553	$7,689,072
Merrill Lynch Retirement Preservation Trust	8,125,617	7,971,230
Davis New York Venture Fund, Class A	118,473	4,563,577
PIMCO Total Return Fund, Class A	393,889	4,088,569
BlackRock Aurora Portfolio A	115,918	3,171,503
Dreyfus Premier International Fund, Class A	180,123	3,523,205
Common stock of The St. Joe Company	62,574	3,352,107

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 INVESTMENTS — Continued
As of December 31, 2005, the following investments represented more than 5% of Plan net assets:

		Fair
Investments	Units	Value
Merrill Lynch Equity Index Trust	75,161	$6,993,753
Merrill Lynch Retirement Preservation Trust	6,465,576	6,349,196
Davis New York Venture Fund, Class A	117,561	3,961,807
PIMCO Total Return Fund, Class	325,891	3,421,850
BlackRock Aurora Portfolio A	77,722	2,657,307
Dreyfus Premier International Fund, Class A	131,905	2,452,115
Common stock of The St. Joe Company	67,382	4,529,402
NOTE 4 INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on June 29, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 RELATED PARTY TRANSACTIONS AND ADMINISTRATIVE EXPENSES
Investments in collective trust funds are managed by Merrill Lynch, who is the trustee as defined by the Plan. Therefore, transactions related to these investments qualify as permitted party-in-interest transactions.
Administrative expenses of the Plan were paid by the Plan Administrator. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 6 RISKS AND UNCERTAINTIES
The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.
NOTE 7 RECONCILIATION OF FINANCIAL STATEMENTS TO 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$37,946,163	$33,288,384
Amounts allocated to withdrawing Participants	—	(1,176,409)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(154,387)	N/A

Net assets available for benefits per Form 5500	$37,791,776	$32,111,975

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2006 and 2005 to Form 5500:

	2006	2005
Benefits paid to participants per the financial statements	$4,162,465	$5,092,391
Plus: amounts allocated to withdrawing participants at December 31	—	1,176,409
Less: amounts allocated to withdrawing participants at January 1	(1,176,409)	(6,878)

Benefits paid to participants per Form 5500	$2,986,056	$6,261,922

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

THE ST. JOE COMPANY 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value
*	Merrill Lynch Equity Index Trust	Collective trust funds, 71,553 units		$7,689,072
*	Merrill Lynch Retirement Preservation Trust	Collective trust funds, 8,125,617 units		7,971,230
	Davis New York Venture Fund, Class A	Mutual fund, 118,473 units		4,563,577
	PIMCO Total Return Fund, Class A	Mutual fund, 393,889 units		4,088,569
	BlackRock Aurora Portfolio A	Mutual fund, 115,918 units		3,171,503
	Dreyfus Premier International Fund, Class A	Mutual fund, 180,123 units		3,523,205
	Aston/Montag & Caldwell Growth Fund	Mutual fund, 54,071 units		1,378,262
	PIMCO High Yield Fund, Class A	Mutual fund, 83,549 units		826,298
*	The St. Joe Company	Common stock, 62,574 shares		3,352,107
*	Self-directed brokerage accounts	Various		874,805
*	Participant loans	5.00% — 9.25%	—	333,705

*Denotes party-in-interest

THE ST. JOE COMPANY 401(k)PLAN EIN 59-0432511 Plan 080
Attachment to 2006 Form 5500

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 401(k) Plan
By:	The St. Joe Company

	By:	/s/ Janna Connolly
Janna Connolly
Chief Accounting Officer
Date: June 29, 2007

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm